CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 W. Alabama Ste. 1150                               M Gregory Cutler, Esq.**
Houston, Texas 77098
Tel (713) 888-0040 Fax (800) 836-0714            *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                                 July 12, 2010

Kei Nakada, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  HST Global, Inc
     8-K filed June 28, 2010
     File No. 000-15303

Ms. Nakada:

     We are in receipt of your letter dated June 30, 2010 regarding the Item
4.02 8-K filed June 28, 2010 by HST Global, Inc. (the "Company"), and are in the process of responding to your comments. We are currently waiting for Madsen & Associates, the Company's independent public accounting firm, to respond to our request for information and for the letter requested by your Comment 1.

     We will file an amended 8-K immediately upon receipt of that information and that letter, which we anticipate we should receive within two days. Additionally, please be advised that Madsen & Associates is also currently reviewing the 10-Q at issue, and we anticipate filing an amended 10-Q shortly.

     Please do not hesitate to contact our office should you have any questions or concerns on this matter.

                                   Very truly yours,


                                   M Gregory Cutler
                                   Cutler  law  Group